SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 1)*
Camden Learning Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
132863127

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 16, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	132863127	13D	Page	2	of	15 Pages

1	NAMES OF REPORTING PERSONS Camden Learning, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,174,021

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,174,021

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	3	of	15 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	4	of	15 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	132863127	13D	Page	5	of	15 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	6	of	15 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	132863127	13D	Page	7	of	15 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	8	of	15 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	9	of	15 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	132863127	13D	Page	10	of	15 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,174,021

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,174,021

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,174,021

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 132863127	13D	Page 11 of 15 Pages
This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2008 (the “Statement”) to report, among other things, the acquisition by CLLLC of an aggregate of 503,187 shares of Common Stock, as described below. All capitalized terms used herein and not otherwise defined herein have the respective meanings ascribed to such terms in the Statement.
ITEM 3. Source and Amount of Funds or Other Consideration.
The Statement is hereby amended and supplemented by adding the following to the end of Item 3 thereof:
     The 503,187 shares of Common Stock (the “Additional Shares”) reported by the Reporting Persons in this Amendment were purchased by CLLLC in open market transactions for an aggregate purchase price of $3,974,809.44. CLLLC purchased the Additional Shares on the dates and at the purchase prices set forth in following table:

	Number of
	Additional Shares	Per Share
Date of Purchase	Purchased	Purchase Price	Purchase Price
September 3, 2009	89,900	$7.85	$705,715.00
September 4, 2009	73	$7.90	$576.70
September 8, 2009	50	$7.90	$395.00
September 9, 2009	50,000	$7.91	$395,500.00
September 10, 2009	50	$7.91	$395.50
September 11, 2009	50	$7.91	$395.50
September 16, 2009	362,609	$7.91	$2,868,237.19
September 17, 2009	50	$7.82	$391.00
September 21, 2009	405	$7.91	$3,203.55
     The funds used by CLLLC to purchase the Additional Shares as described immediately above were contributed to the working capital of CLLLC by Fund III and Fund III-A out of the respective working capital of Fund III and Fund III-A. Fund III and Fund III-A received such funds in the form of investments by their respective limited partners.
ITEM 4. Purpose of Transaction.
The Statement is hereby amended and supplemented by replacing Item 4 in its entirety with the following:
     CLLLC acquired the Shares and the Additional Shares for investment purposes. As disclosed in the Prospectus, the primary purpose of the Issuer, which is a blank check company, is merging with, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses in the education industry focusing on early childcare, K-12 or post-secondary education or corporate training and related businesses.
     The Additional Shares were acquired by CLLLC as contemplated by the terms of the Letter Agreement (as defined in Item 6), pursuant to which CLLLC agreed to place limit orders to purchase up to $4,000,000 of Common Stock in the open market in accordance with Rule 10b-18 under the Act, as described in more detail in Item 6 of the Statement.

CUSIP No. 132863127	13D	Page 12 of 15 Pages
     Except as described in the Statement, as amended and supplemented by this Amendment, the Prospectus or the Merger Agreement (as defined in Item 6 below), no Reporting Person has any present plans (but each reserves the right to do so in the future) that relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     Without limiting the foregoing, each Reporting Person reserves the right, from time to time and at any time, to acquire additional shares of Common Stock in the open market or otherwise and reserves the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to its or his shares of Common Stock.
ITEM 5. Interest in Securities of the Issuer.
The Statement is hereby amended and supplemented by amending and restating Item 5 thereof as set forth below:
(a)-(b) CLLLC is the record owner of an aggregate of 2,174,021 shares of Common Stock, representing approximately 26.5% of the Issuer’s issued and outstanding shares of Common Stock (based on 8,188,800 shares of Common Stock issued and outstanding as of August 17, 2009, as reported by the Issuer in its Transition Report on Form 10-K for the transition period ended May 31, 2009).
     As a result of the relationships described in Item 2(a) of the Statement, each of Fund III, Fund III-A, Strategic III, Strategic Manager, Warnock, Hughes, Johnston and Berkeley may be deemed to own beneficially the shares of Common Stock owned of record by CLLLC.

CUSIP No. 132863127	13D	Page 13 of 15 Pages
     CLLLC has the sole voting and dispositive power with respect to such shares. Because each of the other Reporting Persons may be deemed to own beneficially such shares, each such other Reporting Person may be deemed to have shared voting and dispositive power with respect to such shares.
     Each of the Reporting Persons hereby disclaims beneficial ownership of any securities not held of record by it or him, except to the extent of its or his pecuniary interest therein. Each of the Reporting Persons hereby disclaims being a member of a group pursuant to Rule 13d-5(b)(1) under the Act.
(c) The information set forth in Item 3 of the Statement, as amended and supplemented by this Amendment, is incorporated herein by reference.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of such shares.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The Statement is hereby amended and supplemented by adding the following to the end of Item 6 thereof:
     In addition to the Additional Shares, CLLLC acquired in open market transactions warrants to purchase an aggregate of 166,600 shares of Common Stock (the “Warrant Shares”) for an aggregate purchase price of $51,142.00. CLLLC purchased these warrants on the dates and at the purchase prices set forth in following table:

	Number of
	Warrant Shares	Per Warrant
	Underlying	Share Purchase
Date of Purchase	Warrants	Price	Purchase Price
September 24, 2009	12,600	$0.27	$3,402.00
October 2, 2009	149,000	$0.31	$46,190.00
October 5, 2009	5,000	$0.31	$1,550.00
     These warrants were originally issued by the Issuer pursuant to, and are subject to the terms and conditions set forth in, the Warrant Agreement, which is filed as Exhibit 5 to the Statement. These warrants have an initial exercise price per Warrant Share of $5.50. The exercise price and number of Warrant Shares issuable upon exercise of these warrants may be adjusted in certain circumstances including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation involving the Issuer; however, these warrants will not be adjusted for issuances of Common Stock at a price below their exercise price. These warrants will become exercisable by CLLLC upon the consummation by the Issuer of a business combination (as defined in the Prospectus), as contemplated by the Merger Agreement (as defined below), and expire on November 30, 2011.
     As of October 5, 2009, CLLLC owned of record warrants to purchase an aggregate of 3,179,100 shares of Common Stock.

CUSIP No. 132863127	13D	Page 14 of 15 Pages
     Pursuant to the Letter Agreement, CLLLC has agreed to vote all of the shares of Common Stock acquired by CLLLC prior to the Initial Public Offering in accordance with the majority of the shares of Common Stock purchased in the Initial Public Offering with respect to approval of the Agreement and Plan of Reorganization, dated as of August 7, 2009, among the Issuer, Dlorah Subsidiary, Inc., a newly-formed Delaware corporation and a wholly-owned subsidiary of the Issuer, and Dlorah, Inc., a South Dakota corporation which owns and operates National American University, as amended and restated on August 11, 2009 (the “Merger Agreement”). However, this voting arrangement does not apply to the shares of Common Stock purchased by CLLLC in the Initial Public Offering or in the aftermarket. Nonetheless, CLLLC has waived any redemption rights, including with respect to shares of Common Stock purchased in the Initial Public Offering or in the aftermarket, and has indicated to the Issuer that CLLLC intends to vote for approval of the Merger Agreement.

CUSIP No. 132863127	13D	Page 15 of 15 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment is true, complete and correct.
Dated: October 7, 2009

Camden Learning, LLC

By:	Camden Partners Strategic III, LLC its sole general partner

	By:	Camden Partners Strategic Manager, LLC, its sole manager

		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III, L.P.

By:	Camden Partners Strategic III, LLC its sole general partner

	By:	Camden Partners Strategic Manager, LLC, its sole manager

		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III-A, L.P.

By:	Camden Partners Strategic III, LLC, its sole general partner

	By:	Camden Partners Strategic Manager, LLC, its sole manager

		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic III, LLC

By:	Camden Partners Strategic Manager, LLC, its sole manager

	By:	/s/ Donald W. Hughes

	Name:	Donald W. Hughes
	Title:	Managing Member

Camden Partners Strategic Manager, LLC

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

/s/ Donald W. Hughes

Donald W. Hughes, as Attorney-in-Fact for David L. Warnock

/s/ Donald W. Hughes

Donald W. Hughes

/s/ Donald W. Hughes

Donald W. Hughes, as Attorney-in-Fact for Richard M. Johnston

/s/ Donald W. Hughes

Donald W. Hughes, as Attorney-in-Fact for Richard M. Berkeley